Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 Statement on FCA Motor Finance Redress Consultation and Q3 2025 Results Update 29 October 2025 — Santander UK Group Holdings plc and Santander UK plc (together “Santander UK”) note the publication by the Financial Conduct Authority (FCA) of its consultation paper on a proposed redress scheme relating to historical motor finance commission arrangements, following the Supreme Court judgment on cases connected to Discretionary Commission Arrangements (DCAs) on 1 August 2025. Santander UK is reviewing the consultation in detail to understand its potential implications noting that the FCA’s proposed approach differs in important respects from the Supreme Court’s ruling, the legal basis for the redress scheme’s relevant period is not clear and it remains at the consultation stage. There is therefore uncertainty regarding the final scope, methodology and timing of any redress scheme that may ultimately be implemented. Update on Q3 2025 Results Announcement In light of the uncertainties, Santander UK has decided not to publish its scheduled third quarter 2025 results announcement, which had been due today, pending greater clarity regarding the FCA’s proposals and their potential impact on Santander UK and the wider market. Santander UK anticipates being in a position to provide further information in connection with its fourth quarter 2025 results. While as noted a number of uncertainties remain pending consultation on the FCA’s proposed redress scheme, based on an initial assessment of the FCA’s consultation paper, Santander UK does not expect that, even in a severe downside scenario, any potential increase to the existing provision would have a material adverse impact on its capital or liquidity positions, operations, financial condition, or prospects. Santander UK remains committed to ensuring fair outcomes for its customers and will continue engaging constructively with the FCA, HM Treasury and other stakeholders throughout this process. Commenting, Santander UK Chief Executive Mike Regnier said: “We believe that the level of concern in the industry and market is such that material changes to the proposed FCA redress scheme should be an active consideration for the UK Government. Without such change, the unintended consequences for the car finance market, the supply of credit and the resulting negative impact on the automotive industry and its supply chain could significantly impact jobs, growth and the broader UK economy. This could also cause significant detriment to the consumer. “While the FCA considers the outcome of its consultation, we believe it is our duty to do all we can to secure an orderly and fair outcome from this consultation process. This is not a question of investor versus customer interest, quite the reverse. What is at stake is the supply of credit that customers need and that supports a very important sector for the economy.” Enquiries Funding, Asset Rotation and Investor Relations: Martin McKinney / ir@santander.co.uk Media Relations: Stewart Todd / mediarelations@santander.co.uk ENDS

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: October 29, 2025